VERITAS FARMS, INC.

1512 E. BROWARD BLVD., SUITE 300

FORT LAUDERDALE, FL 33301

February 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. John Stickel

Ms. Laura Nicholson

Mr. Patrick Kuhn

Ms. Claire Erlanger

Re: Veritas Farms, Inc. f/k/a SanSal Wellness Holdings, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed February 11, 2019

File No. 333-228109

Ladies and Gentlemen:

Pursuant to our discussions with the Staff, the Company hereby files Amendment No. 3 to the Registration Statement in order to update a reference in the prospectus cover page to the number of shares held by the selling shareholders named in the prospectus.

If you have any further questions or comments, kindly contact the undersigned at (954) 722-1300 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC, (305) 358-5100, extension 103.

Very truly yours,

VERITAS FARMS, INC.

By:	/s/ Alexander M. Salgado
Alexander M. Salgado, Chief Executive Officer